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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

October 28, 2016

VIA EDGAR
==========
Mr. Jay Williamson
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Leeward Investment Trust
(File No. 811-22507)

Dear Mr. Williamson:
At your request, we are submitting this letter on behalf of our client, Leeward Investment Trust (the "Trust" or the "Registrant"), to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned in connection with the review conducted by the Staff of the correspondence filing related to Post-Effective Amendment No. 26 to the Trust's Registration Statement containing information regarding the Ultra Short Prime Fund and Ultra Short Government Fund (each a "Fund" and together the "Funds") with the SEC by the Trust on September 12, 2016.
Set forth below is a summary of the Staff's comments and the response of the Trust to each such comment.
SEC Review Comments
1.
Comment.  We have reviewed the correspondence filing and revised pages reflecting our prior comments with respect to the Funds.  We note that the Ultra Short Prime Fund  retains "Prime," which is often used by money market funds.  Please explain why the Fund has "Prime" in its name and whether the name is appropriate given that the Funds are not money market funds.

Response.  We note that the use of "Prime" in a fund's name is not limited to money market funds and is used by high quality credit funds.  In addition, we would note that the use of the word "Prime" in the name of the Ultra Short Prime Fund is not inconsistent with Rule 35d-1.  Further, the disclosure has been previously revised as requested to reflect that the Funds are not money market funds.  The Funds' marketing materials will note that the Funds are not money market funds, and the Funds will not hold themselves out as money market funds.

Mr. Jay Williamson
 Securities and Exchange Commission
October 28, 2016

2.
Comment.  We note a reference to GovPartners, Inc. in the Fund summary as assisting in the Funds' formation.  Please tell us what role it played in the formation of the Funds and whether it was compensated.  Also, please clarify the nature of services provided by GovPartners and how GovPartners is compensated for its services.

Response.  The previous reference to GovPartners was inadvertent and has been removed.   GovPartners is not and will not be involved with the management or the administration of the Funds.
3.	Comment. On page 4, please revise to include more information regarding the types of derivatives to be used by the Funds.
Response.  The Funds do not intend to engage in derivative transactions.  References to derivatives have been removed.
4.	Comment. On page 5, please expand the income risk disclosure to note that income may be insufficient to cover fund expenses and investors may receive no or negative yields.
Response.  The disclosure has been revised as requested.
5.	Comment. In the SAI, please add disclosure regarding the Funds' asset segregation and coverage policies for each type of derivative to be used.
Response.  As noted above, the Funds do not intend to engage in derivative transactions.
6.
Comment.  Please note in the SAI if the adviser is an investment adviser for any other registered fund.  If it is not, please consider adding an operational risk disclosure noting that the adviser may not have experience with the requirements of an investment adviser to a registered investment company.

Response.  The disclosure has been revised as requested.
* * *
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis